Filed pursuant to Rule 424(b)(3)

File No. 333-272286

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 5, 2023, as supplemented

by the Prospectus Supplement dated November 15, 2023,

the Prospectus Supplement dated January 30, 2024, the

Prospectus Supplement dated May 21, 2024 and the

Prospectus Supplement dated July 29, 2024)

September 11, 2024

Oxford Lane Capital Corp.

$750,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated October 5, 2023 (the “Base Prospectus”) as supplemented by the prospectus supplement dated November 15, 2023 (the “November 2023 Prospectus Supplement”), the prospectus supplement dated January 30, 2024 (the “January 2024 Prospectus Supplement”), the prospectus supplement dated May 21, 2024 (the “May 2024 Prospectus Supplement”) and the prospectus supplement dated July 29, 2024 (the “July 2024 Prospectus Supplement” and together with the November 2023 Prospectus Supplement, the January 2024 Prospectus Supplement, the May 2024 Prospectus Supplement, this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an Amended and Restated Equity Distribution Agreement dated September 9, 2022, as amended pursuant to that certain Amendment No. 1, dated as of November 15, 2023, and that certain Amendment No. 2, dated as of July 29, 2024 (collectively, the “Amended Equity Distribution Agreement”), with Lucid Capital Markets, LLC and Ladenburg Thalmann & Co. Inc. (the “Distribution Agents”). The Company’s investment adviser, Oxford Lane Management, LLC, has agreed to pay to the Distribution Agents, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 15 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From November 15, 2023 to September 10, 2024, we sold a total of 106,286,156 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $556.7 million and net proceeds were approximately $553.2 million, after deducting the sales agents’ commissions and offering expenses.

AUGUST 2024 FINANCIAL UPDATE

On September 10, 2024, we announced the following net asset value (“NAV”) estimate as of August 31, 2024.

●	Management’s unaudited estimate of the range of the NAV per share of our common stock as of August 31, 2024, is between $4.76 and $4.86. This estimate is not a comprehensive statement of our financial condition or results for the month ended August 31, 2024. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending September 30, 2024 may differ materially from this estimate, which is given only as of August 31, 2024.

●	As of August 31, 2024, the Company had approximately 320.4 million shares of common stock issued and outstanding.

The fair value of the Company’s portfolio investments may be materially impacted after August 31, 2024, by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by market volatility in the U.S. or worldwide, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in our prospectus and the note titled “Risks and Uncertainties” in our most recent annual report or semi-annual report, as applicable.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference relates to the Company’s previously issued financial statements. It does not extend to the preliminary financial data and should not be read to do so.